UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

                             ADSOUTH PARTNERS, INC.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   00737M 20 0
                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. 9

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP  No.     00737M

1.     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of above persons (entities only). JOHN P. ACUNTO, JR.

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ X ]
       (b)  [   ]

3.     SEC  Use  Only.

4.     Source of Fund
       PF (STOCK)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       USA

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

7.     Sole  Voting  Power         2,177,287     26.3%
8.     Shared  Voting  Power               0      0.0%
9.     Sole  Dispositive  Power    2,177,287     26.3%
10.    Shared Dispositive Power            0      0.0%

11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
        2,177,287

12.    Check  if  the  Aggregate Amount in Row (11) Excludes Certain Shares [ ]

11.    Percent  of  Class  Represented  by  Amount  in  Row  (11)         26.3%

12.    Type  of  Reporting  Person          IN


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

CUSIP  No.     00737M

1.     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of above persons (entities only). ANGELA E. ACUNTO

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ X ]
       (b)  [   ]

3.     SEC  Use  Only.

4.     Source of Fund
       PF (STOCK)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       USA

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

7.     Sole  Voting  Power          1,933,334      23.5%
8.     Shared  Voting  Power                0       0.0%
9.     Sole  Dispositive  Power     1,933,334      23.5%
10.    Shared Dispositive Power             0       0.0%

11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
        1,933,334

12.    Check  if  the  Aggregate Amount in Row (11) Excludes Certain Shares [ ]

11.    Percent  of  Class  Represented  by  Amount  in  Row  (11)         23.5%

12.    Type  of  Reporting  Person          IN


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

Item 1. Security and Issuer.

         This Amendment No. 1 relates to the common stock, par value $.0001 per share ("Common Stock"), of Adsouth Partners, Inc., a Nevada corporation (the "Company"), and amends the Schedule 13D, which was filed with the Securities and Exchange Commission (the "Commission") on February 4, 2004. The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

         On March 28, 2005, as a result of a one-for-15 reverse split, the Company's CUSIP number changed. The number shown on this Schedule 13D is the new CUSIP number. All share and per share information in the Amendment No. 1 reflects the reverse split. Actual totals may differ slightly because of rounding.

Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Acunto used his personal funds to purchase the shares.

Item 4. Purpose of Transaction.

         Mr. Acunto, together with his wife, are the Company's largest stockholders, and Mr. Acunto is the Company's chief executive officer and a director. Mr. Acunto purchased the shares to increase his interest in the Company.

Item 5. Interest in Securities of the Issuer.

         (a) Mr. Acunto owns 1,787,287 shares of common stock, representing 22.2% of the outstanding shares of Common Stock, and options to purchase 390,000 shares of Common Stock. The 2,177,287 shares beneficially owned by Mr. Acunto represent 26.3% of the Company's Common Stock.

         (b) Mrs. Acunto owns 1,600,000 shares of common stock, representing 20.2% of the outstanding shares of Common Stock, and options to purchase 333,333 shares of Common Stock. The 1,933,334 shares beneficially owned by Mrs. Acunto represent 23.5% of the Company's Common Stock.

         (c) The 4,110,420 shares owned beneficially by Mr. and Mrs. Acunto represent 47.6% of the Company's Common Stock.

         (d) Each of Mr. and Mrs. Acunto disclaims beneficial interest in the shares of Common Stock owned by the other.

         (e) On March 21, 2005, Mr. Acunto was granted two stock options, each to purchase 56,667 shares of Common Stock at $.705, which was the fair market value on that date. The first option was exercisable until March 22, 2005, and it was exercised in full on that date. The second option expires in March 2006.

         (f) On March 22, 2005, Mr. Acunto purchased 64,000 shares of common stock in open market transactions. Except for the option exercise as described in paragraph (e) of this Item 5, Mr.


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

Acunto did not purchase any other shares of Common Stock during the sixty days prior to the date of this Schedule 13D. Set forth below is information as to the purchases by Mr. Acunto on March 22, 2005.

                         Number of Shares     Price Per Share
                         ----------------     ---------------
                                      667     $ .60
                                      334       .63
                                    1,667       .66
                                   27,334       .675
                                    2,334       .69
                                    2,334       .705
                                    1,334       .735
                                    1,334       .7485
                                    3,334       .75
                                    9,334       .78
                                    3,334       .795
                                   10,667       .81


         The total does not add up to 64,000 because of rounding.

         (g) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. or Mrs. Acunto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mrs. Acunto has pledged 5,000,000 shares of common stock to each of Argyll Equities and Platinum Securities to secure her three-year note in the principal amount of $400,000.




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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

         Dated March 28, 2005


                                             /S/ John P. Acunto, Jr.
                                             ----------------------------
                                             John P. Acunto, Jr.


                                             /S/ Angela E. Acunto
                                             ----------------------------
                                             Angela E. Acunto




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